United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

OMB Number 3235-0145
Cedar Fair LP
(Name of Issuer)
Common
(Title of Class of Securities)
15018510W
(CUSIP Number)
Neuberger Berman Group LLC
605 Third Avenue
New York,  NY  10158
646-497-4674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15018510W

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Neuberger Berman Group LLC

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  4758895

  Sole Dispositive Power

  0

  Shared Dispositive Power

  5298851

  Aggregate Amount Beneficially Owned by Each Reporting Person

  5298851

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)  √
  Percent of Class Represented by Amount in Row 11

  9.60

  Type of Reporting Person (See Instructions)

  HC

CUSIP No. 15018510W

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Neuberger Berman LLC

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  4758895

  Sole Dispositive Power

  0

  Shared Dispositive Power

  5298851

  Aggregate Amount Beneficially Owned by Each Reporting Person

  5298851

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  9.60

  Type of Reporting Person (See Instructions)

  BD  IA

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the units representing limited partnership interests of Cedar Fair, L.P. (the “Issuer’), a Delaware limited partnership, having its principal business office at One Cedar Point Drive, Sandusky, Ohio 44870.

Item 2. Identity and Background

  Name

  This statement is being filed by the following persons: Neuberger Berman Group LLC (“NBG”) and Neuberger Berman LLC (“NB LLC”) (the “Reporting Persons”).

  Residence or Business Address

  NBG and NB LLC are Delaware limited liability companies, each having its principal business office at 605 Third Avenue, New York, NY 10158.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  NBG is the parent company of various subsidiaries engaged in the investment advisory business.

  NB LLC, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a broker-dealer registered under the Securities and Exchange Act of 1934, as amended. As a registered investment adviser (“RIA”), NB LLC provides discretionary investment advisory services to private investors, institutions, endowments, employee benefit plans, foundations and others.

  The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons set forth below.

  Neuberger Berman Group LLC

  Directors
  Joseph Amato

  Robert D’Alelio

  William Fox

  Jack McCarthy

  George Walker

  Richard Worley

  Lawrence Zicklin

  Executive Officers
  George Walker Chief Executive Officer

  Joseph Amato President

  Heather Zuckerman Secretary and Executive Vice President

  Andrew Komaroff Chief Operating Officer and Executive Vice President

  Irene Ashkenazy Treasurer

  Neuberger Berman LLC
  Executive Officers

  Joseph Amato President, Chief Executive Officer and Chief Investment Officer - Equities

  Brad Cetron Chief Compliance Officer

  John Dorogoff Chief Operations Officer, Chief Financial Officer, and Treasurer

  Kevin Handwerker General Counsel and Managing Director

  Bradley Tank Managing Director and Chief Financial Officer – Fixed Income

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  None of the individuals referenced above in Item 2 have been convicted in a criminal proceeding in the past five years.

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  None of the individuals referenced above in Item 2 have been party to a civil proceeding of a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

  Citizenship

  All of the individuals referenced above in Item 2 are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

The Securities reported as beneficially owned in Item 5 were purchased by NB LLC in its capacity as a RIA on behalf of its investment advisory clients for investment purposes in the ordinary course of business. On December 16, 2009, the Issuer announced that it had entered into a definitive merger agreement to be acquired by an affiliate of Apollo Global Management. NB LLC opposes the proposed merger agreement providing for the acquisition of the Issuer by an affiliate of Apollo Global Management. Other than as described above in this Item 4, none of the Reporting Persons nor any of the individuals referenced in Item 2 have any plans or proposals with respect to the Issuer which relate to or would result in the events listed for Item 4 (a) – (j) of the instructions for Schedule 13D. Depending on market conditions, NB LLC, in its capacity as a RIA, may purchase additional Securities or sell Securities on behalf of its investment advisory clients in the future.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The aggregate number of Securities to which this Schedule 13D relates is 5,298,851 shares, representing 9.60% of the 55,207,944 units representing limited partner interests reported as outstanding in the Issuer’s most recent Form 10-Q for the quarterly period ending September 27, 2009. The Reporting Persons beneficially own the Securities as follows:

  NB LLC 5,298,851 Units 9.60% Percentage of units outstanding

  NBG is deemed to have beneficial ownership of the Securities beneficially owned by NB LLC.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  NB LLC has been granted discretionary voting and dispositive power with respect to 4,758,895 of the shares reported herein as beneficially owned by it, and with respect to such shares NB LLC shares voting and dispositive power with its clients in whose accounts the shares are held. In addition, NB LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 539,956 shares reported herein as beneficially owned by it, and with respect to such shares NB LLC shares only dispositive power with its clients in whose accounts such shares are held.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not applicable.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date
Neuberger Berman Group LLC
/s/ Kevin Handwerker
Signature
Kevin Handwerker
General Counsel
Name / Title
Neuberger Berman LLC
/s/ Kevin Handwerker
Signature
Kevin Handwerker
General Counsel
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)